

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2019

Joseph E. Payne
President, Chief Executive Officer and Director
Arcturus Therapeutics Ltd.
10628 Science Center Drive
Suite 250
San Diego, California 92121

> **Re: Arcturus Therapeutics Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 18, 2019**
> **File No. 001-35932**

Dear Mr. Payne:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Healthcare & Insurance